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                             November 15, 2022

       Matthew Belcher
       Chief Executive Officer
       Caltier Fund I LP
       5965 Village Way Ste 105-142
       San Diego, California, 92130

                                                        Re: Caltier Fund I LP
                                                            Offering Statement
on Form 1-A
                                                            Filed November 14,
2022
                                                            File No. 024-12056

       Dear Matthew Belcher:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

              Please contact Nana McLean at 202-551-4741 or Ruairi Regan at 202-551-3269 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Real Estate & Construction
       cc:                                              Geoffrey Ashburne, Esq.